Exhibit 2.4

TAX MATTERS AGREEMENT

DATED AS OF [●]

by and between

DXC TECHNOLOGY COMPANY

and

PERSPECTA INC.

This TAX MATTERS AGREEMENT (this “Agreement”) is dated as of [●], by and between [Delta], a Nevada corporation (“Delta”) and [Ultra], a Nevada corporation (“Ultra”). Delta and Ultra are also referred to in this Agreement individually as a “Party” and collectively as the “Parties”.

WHEREAS:

(A)	As of the date hereof, Delta is the common parent of an affiliated group of domestic corporations within the meaning of Section 1504(a) of the Code (the “Affiliated Group”), and the members of the Affiliated Group have heretofore joined in filing consolidated federal Income Tax Returns;

(B)	Delta, acting through its direct and indirect Subsidiaries, currently conducts the Delta Business and the Ultra Business;

(C)	The Board of Directors of Delta (the “Board”) has determined that it is appropriate, desirable and in the best interests of Delta and its stockholders to separate Delta into two separate, publicly traded companies, one for each of (i) the Delta Business, which shall be owned and conducted, directly or indirectly, by Delta and (ii) the Ultra Business, which shall be owned and conducted, directly or indirectly, by Ultra;

(D)	In order to effect such separation, the Board has determined that it is appropriate, desirable and in the best interests of Delta and its stockholders to undertake the Internal Reorganization and, following the completion of the Internal Reorganization, for Delta to distribute pro rata to the Record Holders in accordance with the Distribution Ratio all of the issued and outstanding shares of Ultra Common Stock (the “Distribution”);

(E)	It is the intention of the Parties that the Distribution qualify as a tax-free distribution under Section 355 of the Code;

(F)	It is the intention of the Parties that the contributions of Ultra Assets to, and the assumption of Ultra Liabilities, the payment of the Special Dividend and the distributions contemplated by the Debt Exchange by, Ultra prior to the Distribution, together with the Distribution (collectively, the “Separation”), qualify as a reorganization within the meaning of Sections 368(a)(1)(D) and 355 of the Code; and

(G)	As a result of the Distribution, the Parties desire to enter into this Agreement to provide for certain Tax matters, including the assignment of responsibility for the preparation and filing of Tax Returns, the payment of and indemnification for Taxes (including Taxes with respect to the Distribution and related transactions as contemplated in the Separation and Distribution Agreement and the other Ancillary Agreements), entitlement to refunds of Taxes, and the prosecution and defense of any Tax controversies.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, the Parties hereby agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

Capitalized terms used in this Agreement and not defined herein shall have the meanings that such terms have in the Separation and Distribution Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Active Business” means any active business relied on by the Ultra Group to satisfy the active trade or business requirement of Section 355(b) of the Code in connection with the Separation or any Internal Distribution. Each Active Business has been listed by Delta on Schedule I.

“Affiliate” is defined in the Separation and Distribution Agreement.

“Affiliated Group” is defined in the recitals hereof.

“Agreement” is defined in the preamble hereof.

“Breaching Party” is defined in Section 4.2.

“Business Day” or “Business Days” means any day that is not a Saturday, a Sunday or any other day on which banks are required or authorized by law to be closed in New York City or Virginia.

“Closing of the Books Method” means the apportionment of items between portions of a Tax Period based on a closing of the books and records on the Distribution Date (as if the Distribution Date was the end of such Tax Period); provided that any items not susceptible to such apportionment shall be apportioned on the basis of elapsed days during the relevant portion of the Tax Period.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Consolidated Return” means any Income Tax Return filed pursuant to Section 1502 of the Code, or any comparable combined, consolidated, or unitary group Income Tax Return filed under state or local Tax Law with respect to which Delta or any Delta Subsidiary is the parent entity.

“Debt Exchange” is defined in the Merger Agreement.

“Delta” is defined in the preamble hereof.

“Delta/Ultra Disclosure Schedule” is defined in the Merger Agreement.

“Delta Business” is defined in the Separation and Distribution Agreement.

“Delta Group” is defined in the Separation and Distribution Agreement.

“Delta Subsidiary” means any Subsidiary of Delta other than Ultra or any Ultra Subsidiary.

“Distribution” is defined in the recitals hereof.

“Distribution Date” means the Business Day on which the Distribution is effected.

“Distribution Taxes” means any and all Taxes incurred as a result of (a) the failure of the Distribution to qualify as a tax-free distribution to Delta’s stockholders under Section 355(a) of the Code, (b) the failure of the Separation or any Internal Distribution to qualify as a tax-free transaction under Section 368(a)(1)(D) and/or Section 355 of the Code or (c) the failure of the stock of Ultra distributed in the Distribution (or the stock of any Ultra Subsidiary or Delta Subsidiary distributed in any Internal Distribution) be treated as qualified property pursuant to Section 355(e) of the Code.

“Effective Time” is defined in the Separation and Distribution Agreement.

“Final Determination” means the final resolution of liability for any Tax for any taxable period, including any related interest or penalties, by or as a result of (i) a final and unappealable decision, judgment, decree or other order by any court of competent jurisdiction, (ii) a closing agreement or accepted offer in compromise under Section 7121 or 7122 of the Code, or comparable agreement under the laws of other jurisdictions which resolves the entire Tax liability for any taxable period, (iii) any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund may be recovered by the jurisdiction imposing the Tax, or (iv) any other final disposition.

“Force Majeure” is defined in the Separation and Distribution Agreement.

“HPE Tax Matters Agreement” means the Tax Matters Agreement by and among Hewlett Packard Enterprise Company, Everett Spinco, Inc., and Computer Sciences Corporation, dated as of [__], 2017.

“Included Party” is defined in Section 3.3(b).

“Income Tax” or “Income Taxes” means any income, franchise or similar Taxes imposed on (or measured by) net income or net profits.

“Income Tax Returns” means all Tax Returns relating to Income Taxes.

“Indemnified Liability” means any liability subject to indemnification pursuant to Section 4.2.

“Internal Distribution” means any transaction (or series of transactions) effected as part of the Internal Reorganization that is intended to qualify as a tax-free transaction under Section 355 and/or Section 368(a)(1)(D) of the Code. Each Internal Distribution, including the Ultra Subsidiaries that were a party thereto and the Ultra Subsidiaries and Delta Subsidiaries the stock of which was distributed therein, has been listed by Delta on Schedule II.

“Internal Reorganization” is defined in the Separation and Distribution Agreement.

“IRS” means the United States Internal Revenue Service.

“LIBOR” is defined in the Separation and Distribution Agreement.

“Losses” has the meaning ascribed to the term “Indemnifiable Losses” in the Separation and Distribution Agreement.

“Merger Agreement” shall have the meaning set forth in the Separation and Distribution Agreement.

“Mergers” shall have the meaning set forth in the Merger Agreement.

“Non-Breaching Party” is defined in Section 4.2.

“Opinion” means the opinion delivered by Skadden, Arps, Slate, Meagher & Flom LLP pursuant to Section [4.4(e)] of the Separation and Distribution Agreement.

“Other Taxes” means Taxes other than Income Tax, other than any such Taxes imposed or incurred in connection with the Internal Reorganization or the Separation.

“Party” is defined in the preamble hereof.

“Payment Period” is defined in Section 2.4(d).

“Pre-Distribution Period” means any Tax Period ending on or before the Distribution Date and, in the case of any Straddle Period, the portion of such Straddle Period ending on (and including) the Distribution Date.

“Preparing Party” is defined in Section 3.3(b).

“Proceeding” means any audit, examination or other proceeding brought by a Taxing Authority with respect to Taxes.

“Protective 336 Election” is defined in Section 4.4(a).

“Prohibited Acts” is defined in Section 4.1.

“Requesting Party” is defined in Section 4.1.

“Restricted Period” means the two (2)-year period commencing on the Distribution Date.

“Separation” is defined in the recitals hereof.

“Separation and Distribution Agreement” means the Separation and Distribution Agreement, dated as of the date hereof, between Delta and Ultra.

“Special Dividend” is defined in the [Separation and Distribution Agreement].

“Straddle Period” means any Tax Period that begins on or before, and ends after, the Distribution Date.

“Stub Taxable Period” is defined in Section 3.3(a).

“Subsidiary” is defined in the Separation and Distribution Agreement.

“Tax” or “Taxes” means (i) all taxes, charges, fees, imposts, levies or other assessments imposed by a Taxing Authority, including all net income, gross receipts, capital, sales, use, gains, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, custom duties, fees, assessments and charges of any kind whatsoever and (ii) liability for the payment of any amount of the type described in clause (i) above arising as a result of being (or having been) a member of any group or being (or having been) included or required to be included in any Tax Return related thereto. Whenever the term “Tax” or “Taxes” is used it shall include penalties, fines, additions to tax and interest thereon.

“Tax Package” is defined in Section 3.3(b).

“Tax Period” means, with respect to any Tax, the period for which the Tax is reported as provided under the Code or other applicable Tax Law.

“Tax Returns” means any report, return, statement or similar document (including information returns and amended returns), including any schedules or attachments thereto, and any amendment or supplement thereof, required to be filed or that were or may be filed for any period with any Taxing Authority in connection with any Tax or Taxes (whether domestic or foreign).

“Taxing Authority” means any governmental authority (whether United States or non-United States, and including any state, municipality, political subdivision or governmental agency) responsible for the imposition, administration, collection, determination or regulation of any Tax.

“Ultra” is defined in the preamble hereof.

“Ultra Business” is defined in the Separation and Distribution Agreement.

“Ultra Group” is defined in the Separation and Distribution Agreement.

“Ultra Subsidiary” means (i) any Subsidiary of Ultra after the Distribution Date and (ii) any Subsidiary of Ultra before the Distribution Date the successor of which is described in (i) above.

“Ultra Tax Savings” is defined in Section 4.4(b).

1.2	References; Interpretation

References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. The words “include,” “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation.” Unless the context otherwise requires, references in this Agreement to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, such Agreement. Unless the context otherwise requires, the words “hereof,” “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement.

2.	ALLOCATION OF TAX LIABILITIES

2.1	Payment of Taxes

(a)	Taxes Upon Filing and Adjusted Income Taxes.

(i)	The Party responsible for the filing of a Tax Return pursuant to Sections 3.1 and 3.2 shall pay to the relevant Taxing Authority all Taxes due or payable in connection with such Tax Return (including any amounts relating to adjustments to such Tax Return) and shall be entitled to any refunds (including, for the avoidance of doubt, any similar credit or offset against Taxes) in connection therewith.

(ii)	Notwithstanding the foregoing, except as otherwise provided in Section 2.2(c),with respect to any Tax Return (other than a Consolidated Return) of Ultra for any taxable period (whether ending on, before or after the Distribution Date), Ultra shall be liable for, and shall be entitled to any refunds of, Taxes (including any amounts relating to adjustments to such Tax Return) relating to such taxable period.

(b)	Separation Taxes. Notwithstanding anything in this Section 2.1 to the contrary, and except as provided in Section 4, Delta shall be liable for, and shall be entitled to any refunds of, any Taxes for a taxable period that begins on or before the Distribution Date imposed or incurred in connection with the Internal Reorganization or the Separation, including (i) Distribution Taxes, (ii) Taxes imposed as a result of Delta otherwise recognizing any gain in connection with the Distribution (including, for the avoidance of doubt, the related internal transactions), (iii) Taxes imposed as a result of the recapture of any previously claimed Tax items in connection with the Distribution, (iv) Taxes imposed as a result of any deferred intercompany item or excess loss account (or any similar item under state, local or foreign Tax law) being taken into account in connection with the Distribution pursuant to Section 1502 of the Code and the regulations promulgated thereunder (or any similar provision of state, local or foreign Tax law) and (v) any stamp, duty, transfer, sales and use or similar Taxes incurred in connection with the Internal Reorganization or the Separation.

(c)	Other Taxes. At the conclusion of any Proceeding relating to Other Taxes, Delta and Ultra shall reasonably cooperate with one another in a timely manner to determine the amount of any Other Taxes payable by Delta that are attributable to the Ultra Business (and vice-versa) and Ultra or Delta, as the case may be, shall pay such amount of Other Taxes imposed with respect to the Ultra Business or the Delta Business, as applicable, to Delta or Ultra, respectively.

2.2	Indemnity

(a)	Subject to Section 4, Delta shall indemnify Ultra and its Affiliates from all liability for Taxes for which Delta is responsible pursuant to Section 2.1 and any related Losses.

(b)	Subject to Section 4, Ultra shall indemnify Delta and its Affiliates from all liability for Taxes for which Ultra is responsible pursuant to Section 2.1 and any related Losses. With respect to any liability of Ultra for Income Taxes of any affiliated, consolidated, combined, unitary or similar Tax group of which Ultra or any Ultra Subsidiary was a member or in which the Ultra Business was included in a Pre-Distribution Period (other than an affiliated, consolidated, combined, unitary or similar Tax group with respect to which Delta or a Delta Subsidiary was a parent), to the extent Delta may be indemnified for such Income Taxes under the HPE Tax Matters Agreement, Delta shall use its commercially reasonable efforts to seek indemnification for such Income Taxes from Hewlett Packard Enterprise Company. Delta shall pay or cause to be paid to Ultra any such indemnity payments Delta receives from Hewlett Packard Enterprise Company to the extent related to such Ultra Income Taxes, less any Taxes and expenses, fees and costs (including professional fees) incurred by Delta in its sole discretion (and not otherwise reimbursed for or borne by Ultra) in obtaining such indemnity, within thirty (30) days after the receipt thereof. Ultra shall cooperate with Delta in obtaining any such indemnity from Hewlett Packard Enterprise Company and shall reimburse any expenses, fees and costs incurred by Delta in connection with obtaining such indemnity.

(c)	Notwithstanding anything herein to the contrary, Delta shall indemnify Ultra and its Affiliates for Taxes incurred by Ultra or any of its Affiliates as a result of the federal Income Tax audits disclosed in Section 4.12(b) of the Delta/Ultra Disclosure Schedule (including any related judicial or administrative Proceedings or contests) (the “Specified Actions”), and any related Losses, except to the extent any such Taxes or Losses actually result from Ultra’s or its Affiliate’s interference with Delta’s or Hewlett Packard Enterprise Company’s conduct of any such Specified Action.

(d)	Unless otherwise agreed in writing, the indemnifying Party shall pay to the indemnified Party the amount required to be paid pursuant to this Section 2.2 within thirty (30) days of being notified of the amount due by the indemnified Party. The notice by the indemnified Party requesting such payment shall be accompanied by the calculations and other information used to determine the indemnifying Party’s obligations hereunder. Such payment shall be paid by the indemnifying Party to the indemnified Party by wire transfer of immediately available funds to an account designated by the indemnified Party by written notice to the indemnifying Party prior to the due date of such payment. In the event of a disagreement as to the amount required to be paid pursuant to this Section 2.2, the indemnifying Party and the indemnified Party shall cooperate with one another in good faith to resolve any such disagreement.

2.3	Contests

(a)	Subject to Section 4, the right to control the conduct of any Proceeding shall belong to the Party responsible, pursuant to Sections 3.1 and 3.2, for the filing of the Tax Return to which such Proceeding relates. Notwithstanding the foregoing, Delta shall have the right to control the conduct of any Proceeding if Delta reasonably determines that it could have an indemnification obligation for an adjustment to Tax pursuant to such Proceeding. Subject to Section 2.3(g), if the Party not controlling a Proceeding could have an indemnification obligation for an adjustment to Tax pursuant to such Proceeding, such Party shall be entitled to participate in (but not control) such Proceeding at its own cost and expense.

(b)	Except as set forth in Section 2.3(g), the Party controlling a Proceeding shall not settle such Proceeding in a manner that would result in an indemnity payment from the other Party under this Agreement or otherwise cause a material adverse tax consequence to the other Party without the consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed); provided that the Party controlling such Proceeding may settle such Proceeding without the consent of the other Party so long as such Party waives its indemnification rights hereunder in respect of such Proceeding and agrees to indemnify the other Party against any material adverse tax consequence arising from such settlement.

(c)	To the extent relevant, the Parties will use commercially reasonable efforts to work with Taxing Authorities to cause any Proceedings to be bifurcated into pre-Distribution Date and post-Distribution Date periods.

(d)	At Delta’s request, Ultra will pay its share of Taxes as needed to file a protest or otherwise respond to a Proceeding.

(e)	Delta and Ultra shall negotiate in good faith concerning the waiver of any law firm and advisor conflicts with respect to any law firms or advisors that were retained by Delta at any time prior to the Effective Time.

(f)	After the Distribution Date, each Party shall promptly notify the other Party in writing upon receipt of written notice of the commencement of any Proceeding or of any demand or claim upon it, which, if determined adversely, would be grounds for indemnification from such other Party pursuant to Section 2.2; provided that failure to provide notice pursuant to this sentence shall not relieve any Party of its obligations pursuant to this Agreement except to the extent such Party is actually prejudiced as a result thereof. Each Party shall, on a timely basis, keep the other Party informed of all developments in the Proceeding and provide such other Party with copies of all pleadings, briefs, orders, and other correspondence pertaining thereto.

(g)	Notwithstanding anything to the contrary contained herein, neither Ultra nor its Affiliates shall have the right to participate in, control, approve, consent to or otherwise hinder the conduct or settlement of the Specified Actions. Neither Ultra nor any Affiliate shall take any action that could reasonably be expected to increase any liability for Taxes related to, or in connection with, the Specified Actions. At Delta’s request, Ultra and its Affiliates will cooperate with Delta, Hewlett Packard Enterprise Company and their Affiliates and representatives in connection with the conduct and resolution of the Specified Actions.

2.4 Treatment of Payments; After Tax Basis

(a)	Unless otherwise required by a Final Determination, this Agreement or as otherwise agreed to between the Parties, any payment made pursuant to this Agreement (other than any payment of interest pursuant to Section 2.4(d)) by (i) Ultra to Delta shall be treated for all Tax purposes as a distribution by Ultra to Delta with respect to the stock of Ultra occurring after Ultra is directly owned by Delta and immediately before the Distribution, or (ii) Delta to Ultra shall be treated for all Tax purposes as a tax-free contribution by Delta to Ultra with respect to its stock occurring after Ultra is directly owned by Delta and immediately before the Distribution; and in each case, no Party shall take any position inconsistent with such treatment. In the event that a Taxing Authority asserts that a Party’s treatment of a payment pursuant to this Agreement should be other than as required pursuant to this Agreement (ignoring any potential inconsistent or adverse Final Determination), such Party shall use its commercially reasonable efforts to contest such challenge.

(b)	If the receipt or accrual of any payment pursuant to this Agreement (other than payments of interest pursuant to Section 2.4(d)) results in taxable income to the indemnified Party or any of its Affiliates, such payment shall be increased so that, after the payment of any Taxes with respect to the payment, the indemnified Party and its Affiliates shall have realized the same net amount they would have realized had the payment not resulted in taxable income.

(c)

To the extent that any liability for Taxes or Losses that is subject to indemnification under this Agreement gives rise to a deduction, credit or other Tax benefit to the indemnified Party or any of its Affiliates, the amount of any payment made under this Agreement shall be decreased by taking into account any actual reduction in Taxes (determined on a with and without basis) of the indemnified Party or any of its Affiliates resulting from such Tax benefit. To the extent that the Party responsible for the payment of Taxes pursuant to Section 2.1 incurs a liability for Taxes or a Loss or an adjustment that is not subject to indemnification under this Agreement and the other Party or any of its Affiliates receives a deduction, credit or other Tax benefit as a result, the Party receiving such Tax benefit shall pay to the other Party the Tax benefit (determined on a with and without basis) in accordance with this Section 2.4. If (i) such actual reduction in Taxes of the indemnified Party or its Affiliate occurs in a taxable period following the period in which the indemnification payment is made or (ii) any adjustment to the liability for Taxes for which one Party or any Affiliates is responsible hereunder gives rise to a deduction, credit or other Tax benefit to the other Party or any of its Affiliates, the indemnified Party (or, in the case of (ii), the other Party) shall on an annual basis pay the indemnifying Party (or, in the case of (ii), the responsible Party) the amount of the actual reduction in Taxes (determined on a with and without basis); provided, however, that no such payment shall be required if the actual reduction in Taxes for the relevant year and any unpaid reduction in Taxes for all prior years is less than $50,000.

(d)	Payments made pursuant to this Agreement that are not made within the period prescribed in this Agreement or, if no period is prescribed, within thirty (30) days after demand for payment is made (the “Payment Period”) shall bear interest for the period from and including the date immediately following the last date of the Payment Period through and including the date of payment at a rate of simple interest per annum equal to LIBOR. Such interest will be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of three hundred sixty five (365) days and the actual number of days for which due.

2.5	Allocation of Tax Attributes

Delta shall determine in good faith, consistent with the books and records of Delta, the allocation of tax attributes that are required to be allocated among Delta and Ultra in accordance with the Code and the regulations promulgated thereunder (and any applicable state, local and foreign laws).

3.	PREPARATION AND FILING OF TAX RETURNS

3.1	Delta’s Responsibility for the Preparation and Filing of Tax Returns

(a)	Delta shall prepare or cause to be prepared (i) all Consolidated Returns, (ii) all other Tax Returns that it or any member of the Delta Group is legally obligated to file after the Distribution Date according to the laws of the relevant taxing jurisdiction and (iii) all Tax Returns required to be filed before the Distribution Date. Delta shall file or cause to be filed all such Tax Returns with the appropriate Taxing Authority.

(b)	To the extent that any member of the Ultra Group is included in any Consolidated Return for a taxable period that includes the Distribution Date, Delta shall include in such Consolidated Return the results of such member(s) of the Ultra Group on the basis of the Closing of the Books Method consistent with Treas. Reg. Section 1.1502-76(b)(2)(i).

3.2	Ultra’s Responsibility for the Preparation and Filing of Tax Returns

Ultra shall prepare or cause to be prepared all Tax Returns that it or any member of the Ultra Group is legally obligated to file after the Distribution Date according to the laws of the relevant taxing jurisdiction; provided, however, that Delta shall have the right to review and comment with respect to items on such Tax Returns if and to the extent such items directly relate to Taxes for which Delta would be liable under Section 2.1, such comment not to be unreasonably rejected. Ultra shall file or cause to be filed all such Tax Returns with the appropriate Taxing Authority.

3.3	Manner of Preparation

(a)	To the extent permitted by law, any taxable period of Ultra or any Ultra Subsidiary for any state, local or foreign Income Tax purposes that would otherwise include but not end on the Distribution Date shall be bifurcated into two (2) separate taxable periods, one ending on the Distribution Date and the other beginning on the day following the Distribution Date (each a “Stub Taxable Period”), and a separate Income Tax Return for each Stub Taxable Period shall be prepared and filed by the Party responsible for such preparation and filing pursuant to Sections 3.1 and 3.2.

(b)	To the extent any Tax Return required to be prepared by Delta pursuant to Section 3.1 contains items relating to the Ultra Business or any Tax Return required to by prepared by Ultra pursuant to Section 3.2 contains items relating to the Delta Business, the Party not responsible for preparing such Tax Return (the “Included Party”) shall, at its own cost and expense, prepare and deliver to the Party responsible for preparing such Tax Return (the “Preparing Party”) a true and correct accounting of all relevant Tax items (in a form reasonably requested by the Preparing Party) relating to the Included Party (or any of its Subsidiaries) for the taxable period covered by such Tax Return (a “Tax Package”) within thirty (30) days following the written request of the Preparing Party. In the event an Included Party does not fulfill its obligations pursuant to this Section 3.3(b), the Preparing Party shall be entitled to prepare or cause to be prepared the information required to be included in the Tax Package for purposes of preparing any such Tax Return, and the Included Party shall reimburse the Preparing Party for any out-of-pocket expenses incurred in the preparation of such information.

(c)	All Tax Returns for taxable periods (or portions thereof) beginning before the Distribution Date that are required to be filed after the Distribution Date that could give rise to an indemnity obligation pursuant to Sections 2.2(a) or 2.2(b) shall, unless otherwise required by law, be prepared in a manner consistent with past practices (e.g., accounting methods and accelerating deductions through bonus depreciation or otherwise) and the preparing Party shall, at the other Party’s request, share any such Tax Return with such other Party after the filing thereof.

(d)	All Income Tax Returns filed on or after the Distribution Date shall be prepared in a manner that is consistent with the Opinion, or any rulings obtained from the IRS or other Taxing Authorities in connection with the Internal Reorganization or the Separation (in the absence of a Final Determination to the contrary) and shall be filed on a timely basis (including pursuant to extensions) by the Party responsible for such filing pursuant to Sections 3.1 and 3.2. In the absence of a Final Determination to the contrary or a change in law, all Income Tax Returns of Ultra and its Subsidiaries for taxable periods beginning before the Distribution Date shall be prepared consistent with the Tax Returns of the Affiliated Group.

(e)	Except to the extent required by Law, no member of the Ultra Group shall amend any Income Tax Return relating to a taxable period (or portion thereof) ending on or before the Distribution Date without the written consent of Delta (which consent shall not be unreasonably withheld, conditioned or delayed). Except to the extent required by Law, no member of the Delta Group shall amend any Income Tax Return relating to Ultra or any Ultra Subsidiary without the written consent of Ultra (which consent shall not be unreasonably withheld, conditioned or delayed).

3.4	Costs and Expenses of Preparation

Subject to Section 3.3(b), the Party responsible for preparing any Tax Return under Sections 3.1 and 3.2 shall be responsible for the costs and expenses associated with preparing such Tax Returns.

3.5	Carrybacks

To the extent permitted by law, each member of the Ultra Group shall elect to forgo a carryback of any net operating losses, capital losses or credits for any taxable period ending after the Distribution Date to a taxable period, or portion thereof, ending on or before the Distribution Date. Notwithstanding the previous sentence, if any member of the Delta Group receives a refund or otherwise realizes a Tax benefit as a result of any mandatory carryback of any item from a member of the Ultra Group, it shall remit to Ultra the amount of such refund or Tax benefit, less any Tax or other reasonable out-of-pocket costs incurred by Delta or the Delta Subsidiary, as the case may be; provided, however, if a Taxing Authority subsequently reduces or disallows such refund or Tax benefit, Ultra shall, within thirty (30) days of the reduction or disallowance, return the amount previously remitted to Ultra.

3.6	Retention of Records; Access

(a)	Delta and Ultra shall, and shall cause each of their Subsidiaries to, retain adequate records, documents, accounting data and other information (including computer data) necessary for the preparation and filing of all Tax Returns required to be filed by Delta or Ultra hereunder and for any Proceeding relating to such Tax Returns or to any Taxes payable by Delta or Ultra hereunder. Furthermore, Ultra shall retain adequate records, documents, accounting data and other information (including computer data) necessary to comply with Delta’s existing record retention policies.

(b)	Delta and Ultra shall reasonably cooperate with one another in a timely manner in any Proceeding involving any matter that may result in an indemnification obligation by the other Party. Delta and Ultra shall, and shall cause each of their Subsidiaries to, provide reasonable access to (i) all records, documents, accounting data and other information (including computer data) necessary for the preparation and filing of all Tax Returns required to be filed by Delta or Ultra and for any Proceeding relating to such Tax Returns or to any Taxes payable by Delta or Ultra and (ii) its personnel and premises, for the purpose of the preparation, review or audit of such Tax Returns, or in connection with any Proceeding, as reasonably requested by either Delta or Ultra. Furthermore, at a Party’s request, the other Party shall designate a member of its tax department or an outside advisor as a point of contact with respect to each audit. Except to the extent necessary to comply with Section 3.3(d), Party requesting or otherwise entitled to any books, records, information, officers or employees pursuant to this Section 3.6(b) shall bear all reasonable out-of-pocket costs and expenses (except reimbursement of salaries, employee benefits and general overhead) incurred in connection with providing such books, records, information, officers or employees.

(c)	The obligations set forth above in Sections 3.6(a) and 3.6(b) shall continue until the longer of (i) the time of a Final Determination or (ii) expiration of all applicable statutes of limitations, to which the records and information relate. For purposes of the preceding sentence, each Party shall assume that no applicable statute of limitations has expired unless such Party has received notification or otherwise has actual knowledge that such statute of limitations has expired.

3.7	Confidentiality; Ownership of Information; Privileged Information

The provisions of Article [VII] of the Separation and Distribution Agreement relating to confidentiality of information, ownership of information, privileged information and related matters shall apply with equal force to any records and information prepared and/or shared by and among the Parties in carrying out the intent of this Agreement.

4.	DISTRIBUTION AND RELATED TAX MATTERS

Notwithstanding anything herein to the contrary, the provisions of this Section 4 shall govern all matters among the parties hereto related to an Indemnified Liability.

4.1	Opinion Requirement for Major Transactions Undertaken by Ultra During the Restricted Period

Other than pursuant to the transactions contemplated by the Separation and Distribution Agreement or the Merger Agreement or issuances satisfying the requirements of Safe Harbors VIII or IX of Treas. Regs. Section 1.355-7(d), Ultra agrees that during the Restricted Period it shall not, and shall cause each Ultra Subsidiary that was a party to any Internal Distribution not to, (a) merge or consolidate with or into any other entity, (b) liquidate or dissolve, (c) sell or transfer any portion of its assets that would violate the “continuity of business enterprise” requirement of Treas. Regs. Section 1.368-1(d) or 1.355-3, (d) redeem or otherwise repurchase any of its capital stock other than pursuant to open market stock repurchase programs meeting the requirements of section 4.05(1)(b) of Rev. Proc. 96-30, 1996-1 C.B. 696 (prior to its modification by Rev. Proc. 2003-48), (e) cease the active conduct of its Active Business, (f) enter into any negotiations, agreements or arrangements with respect to transactions or events (including any transactions described in Sections 4.1(a)-(d), stock issuances (pursuant to the exercise of options or otherwise), option grants or acquisitions, or a series of such transactions or events, but excluding the Separation, and the Merger) that may cause the Distribution or any Internal Distribution to be treated as part of a plan pursuant to which one or more persons acquire directly or indirectly stock of Ultra (or stock of any Ultra Subsidiary that was a party to any Internal Distribution) representing a “30-percent or greater interest” (i.e., stock possessing at least thirty percent (30%) of the total combined voting power of all classes of stock entitled to vote or at least thirty percent (30%) of the total value of shares of all classes of stock, as such terms are used in Section 355(d)(4) of the Code), or (g) take any other action (or series of actions), or permit any Subsidiary to take any such action (or series of actions), where the taking of such action (or series of actions) described in this Section 4.1 could reasonably be expected to (i) cause the Distribution to fail to qualify as a tax-free distribution to Delta’s stockholders under Section 355(a) of the Code, (ii) cause the Separation or any Internal Distribution to fail to qualify as a reorganization within the meaning of Section 368(a)(1)(D) and/or Section 355 of the Code or (iii) cause the stock of Ultra distributed in the Distribution (or the stock of any Ultra Subsidiary or Delta Subsidiary distributed in any Internal Distribution) to fail to be treated as qualified property pursuant to Section 355(e) of the Code (the acts listed in (a)-(g) collectively, the “Prohibited Acts”). Notwithstanding the foregoing, Ultra may take, and may permit any Ultra Subsidiary to take, any of the Prohibited Acts, subject to Section 4.2, if (x) Ultra first obtains (at its expense) an opinion in form and substance reasonably acceptable to Delta of a nationally recognized law firm or a “big four” accounting firm reasonably acceptable to Delta, which opinion may be based on factual representations (reasonably acceptable to Delta) or (y) a ruling is obtained from the IRS, in each case, to the effect that such Prohibited Act or Prohibited Acts, and any transaction related thereto, should not cause (A) the Distribution to fail to qualify as a tax-free distribution to Delta’s stockholders under Section 355(a) of the Code, (B) the Separation or any Internal Distribution to fail to qualify as a reorganization within the meaning of Section 368(a)(1)(D) and/or Section 355 of the Code or (C) the stock of Ultra distributed in the Distribution (or the stock of any Ultra Subsidiary or Delta Subsidiary distributed in any Internal Distribution) to fail to be treated as qualified property pursuant to Section 355(e) of the Code. Ultra may also take, and may permit any Ultra Subsidiary to take, any of the Prohibited Acts, subject to Section 4.2, with the consent of Delta in its sole and absolute discretion. During the Restricted Period, Delta shall provide all information and written representations reasonably requested by Ultra that Delta is reasonably able to provide relating to any transaction involving an acquisition (directly or indirectly) of the stock of Ultra within the meaning of Section 355(e) of the Code or any other matter reasonably necessary to enable Ultra to obtain the opinion described in clause (x) hereof, or for the ruling described in clause (y) hereof to be obtained by Ultra (or, if necessary, by Delta at Ultra’s reasonable request).

4.2	Indemnification for Distribution Taxes

If, after the Distribution, a Party or any of its Affiliates takes any action or enters into any agreement to take any action, including any of the Prohibited Acts as defined in Section 4.1 of this Agreement (other than any such action contemplated in the Separation and Distribution Agreement or related documents), or if there is any direct or indirect acquisition of a Party’s stock, and as a result (a) the Distribution shall fail to qualify as a tax-free distribution to Delta’s stockholders under Section 355(a) of the Code, (b) the Separation or any Internal Distribution shall fail to qualify as a tax-free transaction under Sections 368(a)(1)(D) and/or Section 355 of the Code or (c) the stock of Ultra distributed in the Distribution (or the stock of any Delta Subsidiary or Ultra Subsidiary distributed in any Internal Distribution) shall fail to be treated as qualified property pursuant to Section 355(e) of the Code, then such Party (the “Breaching Party”) shall indemnify and hold harmless the other Party (the “Non-Breaching Party”) and any of its Affiliates against any and all resulting Distribution Taxes (and any related Losses) imposed upon or incurred by the Non-Breaching Party or any of its Affiliates (and any Taxes of Delta stockholders to the extent the Non-Breaching Party or any of its Affiliates is liable with respect to such Taxes, whether to a Taxing Authority, to a stockholder or to any other person), unless such Taxes would, in any event, have been imposed upon or incurred by the Non-Breaching Party or any or its Affiliates without regard to such actions, breaches or events, as determined at such time; provided, however, that Ultra shall not be obligated to indemnify Delta under this Section 4.2 to the extent that (i) Ultra took such action or entered into such agreement in reliance upon any representation, warranty or covenant made by Delta in the representation letter Delta furnished to Skadden, Arps, Slate, Meagher & Flom LLP in connection with the Opinion and Delta breached such representation, warranty or covenant, or (ii) the indemnification claim arises from any breached representation, warranty or covenant made by Ultra in its representation letter provided in connection with the Opinion to the extent such representation, warranty or covenant creates a restriction more onerous than the restrictions described in Section 4.1. Subject to the foregoing proviso, the Non-Breaching Party and any of its Affiliates shall be indemnified and held harmless under this Section 4.2 without regard to whether an opinion or ruling pertaining to the action pursuant to Section 4.1 was obtained, and without regard to whether the Non-Breaching Party gave its consent to such action pursuant to Section 4.1 or otherwise.

4.3	Procedural Matters

(a)

Notice. If either Delta or Ultra receives any written notice of deficiency, claim or adjustment or any other written communication from a Taxing Authority that may result in an Indemnified Liability, the Party receiving such notice or communication shall promptly give written notice thereof to the other Party, provided that any delay in such notification shall not relieve the indemnifying Party of any liability to the other Party hereunder except to the extent the indemnifying Party is materially and adversely prejudiced by such delay. Delta undertakes and agrees that from and after such time as Delta obtains knowledge that any representative of a Taxing Authority has begun to investigate or inquire into the Separation (whether or not such investigation or inquiry is a formal or informal investigation or inquiry), Delta shall (i) notify Ultra thereof, provided that any delay by Delta in so notifying Ultra shall not relieve Ultra of any liability to Delta hereunder except to the extent Ultra is materially and adversely prejudiced by such delay, (ii) consult with Ultra from time to time as to the conduct of such investigation or inquiry, (iii) provide Ultra with copies of all correspondence between Delta or its representatives and such Taxing Authority or any representative thereof pertaining to such investigation or inquiry, and (iv) cooperate with Ultra to permit a representative (reasonably satisfactory to Delta) of Ultra to be present at, and participate in (but not control), all meetings with such Taxing Authority or any representative thereof pertaining to such investigation or inquiry, provided that any costs relating to Ultra’s representation at such meetings shall be borne by Ultra.

(b)	Tax Proceedings Controlled by Delta. With respect to any Proceeding that may result in an Indemnified Liability with respect to which Ultra would be entitled to indemnification from Delta, Delta shall be entitled to control the defense of such Proceeding at its own expense, provided that (i) Ultra shall be entitled to participate in (but not control) such Proceeding at its own cost and expense and (ii) Delta shall not settle such Proceeding without the prior written consent of Ultra (not to be unreasonably withheld, conditioned or delayed).

(c)	Tax Proceedings Controlled by Ultra. With respect to any Proceeding that may result in an Indemnified Liability with respect to which Delta would be entitled to indemnification from Ultra, Ultra shall be entitled to control the defense or settlement of such Proceeding at its own expense; provided that Ultra shall not settle such Proceeding without the prior written consent of Delta (not to be unreasonably withheld, conditioned or delayed). Ultra undertakes and agrees to (i) consult with Delta from time to time as to the conduct of any such Proceeding over which it exercises control, (iii) provide Delta with copies of all correspondence between Ultra or its representatives and such Taxing Authority or any representative thereof pertaining to such Proceeding, and (iv) cooperate with Delta to permit a representative (reasonably satisfactory to Ultra) of Delta to be present at, and participate in (but not control), all meetings with such Taxing Authority or any representative thereof pertaining to such Proceeding, provided that any costs relating to Delta’s representation at such meetings shall be borne by Delta.

(d)	Time and Manner of Payment. Unless otherwise agreed in writing, Delta or Ultra, as the case may be, shall pay to the other Party the amount with respect to an Indemnified Liability determined pursuant to a Final Determination (less any amount paid directly by the indemnifying Party to the Taxing Authority) at least two (2) Business Days prior to the date payment of the Indemnified Liability is required to be made to the Taxing Authority. Such payment shall be paid by wire transfer of immediately available funds to an account designated by the indemnified Party by written notice to the indemnifying Party prior to the due date of such payment.

(e)	Refund of Amounts. Should a Party or any of its Affiliates receive a refund in respect of an Indemnified Liability or other Taxes for which the other Party was responsible under this Agreement, or should any such amounts that would otherwise be refundable to such Party or any of its Affiliates be applied or credited by the Taxing Authority to obligations of such Party or any of its Affiliates unrelated to an Indemnified Liability, then such Party shall, promptly following receipt (or notification of credit), remit such refund or an amount equal to such credit (including any statutory interest that is included in such refund or credited amount) to the other Party.

(f)	Cooperation. Subject to the provisions of Section 3.6, Delta and Ultra shall reasonably cooperate with one another in a timely manner in any Proceeding involving any matter that may result in an Indemnified Liability. Delta and Ultra agree that such cooperation shall include, without limitation, making available to the other Party, during normal business hours, all books, records and information, officers and employees (without substantial interruption of employment) necessary or useful in connection with any such judicial or administrative Proceeding. The Party requesting or otherwise entitled to any books, records, information, officers or employees pursuant to this Section 4.3(f) shall bear all reasonable out-of-pocket costs and expenses (except reimbursement of salaries, employee benefits and general overhead) incurred in connection with providing such books, records, information, officers or employees.

(g)	Rulings. Delta shall provide Ultra a copy of and an opportunity to comment upon any ruling sought from the IRS with respect to the Internal Reorganization or the Separation and no ruling request shall be made without Ultra’s consent if such ruling would materially expand Ultra’s indemnification obligations under Section 4.2.

4.4	Protective Section 336(e) Elections

(a)	Delta and Ultra shall make a protective election under Section 336(e) of the Code (and any similar election under state or local law) (the “Protective 336 Election”) with respect to the Separation in accordance with Treas. Reg. Section 1.336(e)-2(h) and (j) (and any applicable provisions under state and local law) and shall cooperate in the timely completion and/or filings of such elections and any related filings or procedures. This is intended to constitute a binding, written agreement to make an election under Section 336(e) of the Code with respect to the Separation. In connection with such election, Delta shall make an election under Treas. Reg. Section 1.1502-13(f)(5)(ii) with respect to the Distribution.

(b)	In the event that (i) the Separation fails to qualify as a tax-free transaction under Section 355 and/or Section 368(a)(1)(D) of the Code; (ii) Delta is not entitled to indemnification for the resulting Taxes under Section 4.2; and (iii) Delta is not the Breaching Party, Delta shall be entitled to payments from Ultra equal to the Tax savings if, as and when realized in cash (or in a reduction in Taxes otherwise owed) by the Ultra Group arising from the step up in Tax basis (including, for the avoidance of doubt, any such step up attributable to payments made pursuant to this Section 4.4) resulting from the Protective 336 Election, determined on a “with and without” basis (treating any deductions or amortization attributable to the step up in Tax basis resulting from the Protective 336 Election, or any other recovery of such step up, as the last items claimed for any taxable year, including after the utilization of any available net operating loss carryforwards) (the amount such Tax savings to the Ultra Group, the “Ultra Tax Savings”); provided, that, to the extent that the step up in Tax basis resulting from the Protective 336 Election is reduced pursuant to a Proceeding, Delta shall promptly repay to Ultra an amount equal to any Ultra Tax Savings previously paid to Delta that is attributable to such reduction. Ultra shall pay, or cause to be paid, to Delta any amount in respect of Ultra Tax Savings within thirty (30) days of filing any Tax Return for the period in which an Ultra Tax Savings is realized. Delta shall bear one-half of the reasonable expenses incurred by Ultra in connection with determining the Ultra Tax Savings, which expenses shall in no event exceed the Ultra Tax Savings. Notwithstanding anything to the contrary in this Section 4.4(b), in no event will Ultra be required to pay any amounts in respect of any Ultra Tax Savings (x) if such payments would place Ultra or the Ultra Group in a worse after-Tax position than it would have occupied had the Protective Section 336 Election not been made or (y) to the extent such Ultra Tax Savings exceed the actual cash Tax liability paid by Delta as a result of the Separation failing to qualify as a tax-free transaction under Section 355 and/or Section 368(a)(1)(D) of the Code.

5.	MISCELLANEOUS

5.1	Notices

All notices, requests, claims, demands and other communications under this Agreement shall be made and delivered in conformity with Section [10.6] of the Separation and Distribution Agreement.

5.2	Amendment and Waiver

This Agreement may be terminated, modified or amended at any time by an agreement in writing signed by Delta and Ultra. In the event of such termination prior to the Effective Time, no Party shall have any liability of any kind to the other Party or any other Person. No failure to exercise and no delay in exercising, on the part of any Party, any right, remedy, power or privilege hereunder shall operate as a waiver hereof or thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder or thereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

5.3	Entire Agreement

This Agreement shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments, course of dealings and writings with respect to such subject matter. To the extent any provision of this Agreement conflicts with the provisions of the Separation and Distribution Agreement (other than Sections [10.10] and [10.15(b)] thereof), the provisions of this Agreement shall be deemed to control with respect to the subject matter hereof.

5.4	Assignment; Successors and Assigns

This Agreement shall not be assignable, in whole or in part, directly or indirectly, by any Party hereto without the prior written consent of the other Party (not to be unreasonably withheld or delayed), and any attempt to assign any rights or obligations arising under this Agreement without such consent shall be void. Notwithstanding the foregoing, this Agreement shall be assignable in whole in connection with a merger or consolidation or the sale of all or substantially all the assets of a Party hereto so long as the resulting, surviving or transferee entity assumes all the obligations of the relevant Party hereto by operation of law or pursuant to an agreement in form and substance reasonably satisfactory to the other Parties to this Agreement. No assignment permitted by this Section 5.4 shall release the assigning Party from liability for the full performance of its obligations under this Agreement. The provisions of this Agreement and the obligations and rights hereunder shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties and their respective successors and permitted transferees and assigns.

5.5	Severability

In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. The Parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

5.6	Governing Law; Jurisdiction

This Agreement (and any claims or disputes arising out of or related thereto or to the transactions contemplated thereby or to the inducement of any Party to enter therein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall in all respects be governed by and construed in accordance with the Laws of the State of New York, including all matters of construction, validity and performance, in each case without reference to any choice-of-law or conflict of law principles that might lead to the application of the laws of any other jurisdiction. Subject to the provisions of Article [VIII] of the Separation and Distribution Agreement, each of the Parties irrevocably submits to the exclusive jurisdiction of (a) the Fairfax County Circuit Court and any appeals courts thereof or (b) the United States District Court for the Eastern District of Virginia and any appeals courts thereof (the courts referred to in clauses (a) and (b), the “Virginia Courts”), for the purposes of any suit, action or other proceeding to compel arbitration or for provisional relief in aid of arbitration in accordance with Article [VII] of the Separation and Distribution Agreement or to prevent irreparable harm, and to the non-exclusive jurisdiction of the Virginia Courts for the enforcement of any award issued thereunder. Each of the Parties further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth in Section [10.6] of the Separation and Distribution Agreement shall be effective service of process for any action, suit or proceeding in the Virginia Courts with respect to any matters to which it has submitted to jurisdiction in this Section 5.6. Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Virginia Courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

5.7	Waiver of Jury Trial

EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HEREBY (a) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (b) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.7.

5.8	Counterparts

This Agreement may be executed in more than one counterpart, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to each of the Parties.

5.9	Third Party Beneficiaries

This Agreement is solely for the benefit of the Parties and should not be deemed to confer upon third parties (other than indemnified third parties) any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

5.10	Force Majeure

No Party (or any Person acting on its behalf) shall have any liability or responsibility for failure to fulfill any obligation (other than a payment obligation) under this Agreement, so long as and to the extent to which the fulfillment of such obligation is prevented, frustrated, hindered or delayed as a consequence of circumstances of Force Majeure. A Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such event (a) notify the other applicable Parties of the nature and extent of any such Force Majeure condition and (b) use due diligence to remove any such causes and resume performance under this Agreement as soon as feasible.

5.11	Double Recovery

Nothing in this Agreement is intended to confer to or impose upon any Party a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances.

5.12	Title and Headings

Titles and headings to sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

5.13	Survival

Except as otherwise contemplated by this Agreement, the covenants and agreements contained herein to be performed following the Distribution shall survive the Effective Time in accordance with their respective terms.

5.14	Construction

The Parties have participated jointly in the negotiation and drafting of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

[Signature Page Follows]

SIGNATORY

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

DXC TECHNOLOGY COMPANY

By:
Name:
Title:

PERSPECTA INC.

By:
Name:
Title: